Exhibit 99.1

Total Assumes Operatorship of PRL 15

Hand-over effective August 1, 2015

SINGAPORE and PORT MORESBY, Papua New Guinea, July 31, 2015 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) and Total E&P PNG Limited have agreed that Total will become operator of Petroleum Retention License 15 in the Gulf Province of Papua New Guinea from August 1, 2015.

On February 27, 2015 InterOil announced that the PRL 15 Joint Venture, which is developing the Elk-Antelope gas discovery as the Papua LNG Project, had unanimously appointed Total as the operator, subject to an agreed transition plan.

InterOil Chief Executive Dr Michael Hession welcomed the agreement with Total.

"We now look forward to Total bringing its global LNG experience and resources to Elk-Antelope to develop what we anticipate will be the world's lowest cost new-build LNG project," Dr Hession said.

"This represents an important milestone for the Papua LNG Project as the Joint Venture continues to drive towards the earliest practical development of the Elk-Antelope resource."

Under the Operator Transition Agreement, InterOil will continue to provide certain technical services for Total until the end of 2015. InterOil will continue to operate its remaining retention and exploration licenses in Papua New Guinea.

Under the Operator Transition Agreement, InterOil on behalf of Total will drill the Antelope-4 sidetrack well, which is expected to begin drilling soon. Total will then operate the Antelope-6 well.

The Papua New Guinea Department of Petroleum and Energy will be advised of the effective date of change of operator.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company's control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended 31 December 2014 on Form 40-F and its Annual Information Form for the year ended 31 December 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.